EXHIBIT 16 TO FORM 8-K

September 7, 2005

Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated September 7, 2005, of Meritage Hospitality Group Inc. and are in agreement with the statements contained in the opening paragraph and paragraph (a) (i)-(vi) therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in paragraph (a)(v) therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2004 financial statements.

Very truly yours, /s/Ernst & Young LLP